FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 22, 2004, including Consolidated Financial Statements (U.S. GAAP)

Item 2	Management's Discussion and Analysis (U.S. GAAP)

Item 3	Confirmation of Mailing

Item 4	Certificate of CEO

Item 5	Certificate of CFO

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 29, 2004	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE Stock symbols: TSX: CNR / NYSE: CNI www.cn.ca

CN records first-quarter 2004 financial gains despite strike, strong Canadian dollar and high fuel prices

MONTREAL, April 22, 2004 — CN today reported its financial results for the first quarter ended March 31, 2004.

Quarterly highlights

  Net income of $210 million, or 73 cents per diluted share. Excluding the cumulative effect of change in accounting policy in the year-earlier period, diluted earnings per share for the first three months of 2004 increased by six per cent.

  Operating income of $395 million, up six per cent from the year-earlier quarter.

  Operating ratio of 72.5 per cent, 2.5 points better than the prior year’s quarterly performance.

  Free cash flow of $272 million, compared with $181 million for the same three-month period of 2003.(1)

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

E. Hunter Harrison, president and chief executive officer of CN, said: “I am very pleased with CN’s performance this quarter. We overcame a series of stiff challenges –  an unfortunate strike, the year-over-year appreciation of the Canadian dollar, and persistently high energy prices – to grow freight volumes by five per cent and deliver significant improvements in our operating income and operating ratio.

“The Canadian Auto Workers (CAW) strike negatively affected first-quarter net income by an estimated $24 million, or eight cents per diluted share, while the significant appreciation of the Canadian dollar relative to the United States dollar reduced CN’s revenues, operating income and net income by approximately $120 million, $40 million and $20 million, respectively.”

Revenues for first-quarter 2004 declined four per cent to $1,438 million, owing largely to the higher Canadian dollar and lost intermodal revenue caused by the CAW strike. Partly offsetting these losses were increased Canadian grain, forest products, and metals and mineral volumes.

First-quarter 2004 operating expenses declined seven per cent to $1,043 million. The decrease largely reflected the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower labour and fringe benefits expenses and equipment rents. Partly offsetting these decreases were higher depreciation and amortization expenses and the impact of higher fuel prices on fuel expense.

The month-long CAW strike had a minimal impact on operating expenses, because the benefit of lower labour and fringe benefit expenses was mostly offset by increases in other expense categories.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Harrison said: “CN’s intermodal revenues have recovered since the strike and we anticipate continued strength in Canadian grain and forest products volumes during the balance of the year. On the expense side, we are intent on maintaining a sharp focus on cost reduction and productivity improvement.”

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2004	2003

	(Unaudited)

Revenues	$1,438	$1,496

Operating expenses	1,043	1,122

Operating income	395	374

Interest expense	(72)	(85)

Other income (loss)	(13)	4

Income before income taxes and cumulative effect of change in accounting policy	310	293

Income tax expense	(100)	(89)

Income before cumulative effect of change in accounting policy	210	204

Cumulative effect of change in accounting policy (net of applicable taxes)	–	48

Net income	$210	$252

Earnings per share (Note 9, 10)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$0.74	$0.70
Net income	$0.74	$0.86

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$0.73	$0.69
Net income	$0.73	$0.85

Weighted-average number of shares
Basic	284.5	292.9

Diluted	288.8	296.2

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

			Variance
	2004	2003	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$265	$290	(9%	)
Metals and minerals	134	126	6%
Forest products	307	317	(3%	)
Coal	67	74	(9%	)
Grain and fertilizers	254	234	9%
Intermodal	228	265	(14%	)
Automotive	130	143	(9%	)
Other items	53	47	13%

	1,438	1,496	(4%	)

Operating expenses

Labor and fringe benefits	419	454	8%
Purchased services and material	190	200	5%
Depreciation and amortization	142	143	1%
Fuel	122	127	4%
Equipment rents	63	77	18%
Casualty and other	107	121	12%

	1,043	1,122	7%

Operating income	$395	$374	6%

Operating ratio	72.5%	75.0%	2.5

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31 2004	December 31 2003	March 31 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$175	$130	$84
Accounts receivable (Note 4)	519	529	706
Material and supplies	155	120	160
Deferred income taxes	126	125	126
Other	252	223	206

	1,227	1,127	1,282

Properties	18,421	18,305	19,018
Other assets and deferred charges (Note 3)	774	905	837

Total assets	$20,422	$20,337	$21,137

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,311	$1,366	$1,456
Current portion of long-term debt (Note 4)	149	483	949
Other	82	73	79

	1,542	1,922	2,484

Deferred income taxes	4,642	4,550	4,651
Other liabilities and deferred credits	1,248	1,258	1,334
Long-term debt (Note 4)	4,367	4,175	4,544

Shareholders' equity:
Common shares	4,682	4,664	4,668
Accumulated other comprehensive loss	(111)	(129)	(13)
Retained earnings	4,052	3,897	3,469

	8,623	8,432	8,124

Total liabilities and shareholders' equity	$20,422	$20,337	$21,137

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,664	$4,785
Stock options exercised and other	18	24
Share repurchase program	–	(141)

Balance, end of period	$4,682	$4,668

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(129)	$97
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(32)	264
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	54	(424)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	20	(3)
Unrealized holding loss on interest rate derivatives (Note 6)	(15)	-

Other comprehensive income (loss) before income taxes	27	(163)
Income tax recovery (expense)	(9)	53

Other comprehensive income (loss)	18	(110)

Balance, end of period	$(111)	$(13)

Retained earnings
Balance, beginning of period	$3,897	$3,487
Net income	210	252
Share repurchase program	-	(221)
Dividends	(55)	(49)

Balance, end of period	$4,052	$3,469

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2004, the Company issued 0.4 million common shares as a result of stock options exercised. At March 31, 2004, the Company had 284.6 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(in millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Operating activities

Net income	$210	$252
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy	-	(48)
Depreciation and amortization	143	145
Deferred income taxes	55	72
Equity in earnings of English Welsh and Scottish Railway	5	(14)
Other changes in:
Accounts receivable	8	1
Material and supplies	(35)	(37)
Accounts payable and accrued charges	(66)	(30)
Other net current assets and liabilities	(29)	(9)
Other	14	29

Cash provided from operating activities	305	361

Investing activities
Net additions to properties	(125)	(121)
Other, net (Note 3)	141	(10)

Cash provided from (used by) investing activities	16	(131)

Dividends paid	(55)	(49)

Financing activities
Issuance of long-term debt (Note 4)	491	1,316
Reduction of long-term debt (Note 4)	(726)	(1,087)
Issuance of common shares	14	11
Repurchase of common shares	-	(362)

Cash used by financing activities	(221)	(122)

Net increase in cash and cash equivalents	45	59
Cash and cash equivalents, beginning of period	130	25

Cash and cash equivalents, end of period	$175	$84

Supplemental cash flow information
Net cash receipts from customers and other	$1,404	$1,556
Net cash payments for:
Employee services, suppliers and other expenses	(933)	(966)
Interest	(74)	(82)
Workforce reductions	(32)	(48)
Personal injury and other claims	(36)	(38)
Pensions	(4)	(3)
Income taxes	(20)	(58)

Cash provided from operating activities	$305	$361

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2004 and December 31 and March 31, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion, to be financed by cash on hand and debt.

The Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million, to be financed by cash on hand and debt.

As of April 2004, the Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. The Company expects that the transaction will close in mid-May 2004.

If the BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the dates of acquisition.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Financing activities

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at March 31, 2004, letters of credit under the revolving credit facility amounted to $324 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program. At March 31, 2004, the Company had outstanding borrowings of U.S.$280 million (Cdn$366 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2004, pursuant to the agreement, $444 million had been sold compared to $448 million at December 31, 2003.

Note 5 – Stock-based compensation

In the first quarter of 2004, the Company granted approximately 0.9 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and generally vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006.

For the three months ended March 31, 2004 and 2003, the Company recorded total compensation cost of $4 million and $7 million, respectively.

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Three months ended March 31,	2004	2003

Net income, as reported (in millions)	$210	$252
Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	4	1
Intrinsic value method for
performance-based awards (APB 25)	–	6
Fair value method for all
awards (SFAS No. 123)	(12)	(11)

Pro forma net income (in millions)	$202	$248

Basic earnings per share, as reported	$0.74	$0.86
Basic earnings per share, pro forma	$0.71	$0.85

Diluted earnings per share, as reported	$0.73	$0.85
Diluted earnings per share, pro forma	$0.70	$0.84

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,	2004(1)	2003(2)

Expected option life (years)	–	5.0
Risk-free interest rate	–	4.13%
Expected stock price volatility	–	30%
Average dividend per share	–	$0.67

Three months ended March 31,	2004(1)	2003(2)

Weighted average fair value of
options granted	$–	$11.84

(1) In the first quarter of 2004, the Company did not grant any stock option awards.
(2) 2003 data has been adjusted for the three-for-two stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Derivative instruments

Fuel

At March 31, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 158 million U.S. gallons at an average price of U.S.$0.64 per U.S. gallon, 37% of the estimated 2005 consumption, representing approximately 141 million U.S. gallons at an average price of U.S.$0.69 per U.S. gallon, and 2% of the estimated 2006 fuel consumption, representing approximately 9 million U.S. gallons at an average price of U.S.$0.75 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At March 31, 2004, Accumulated other comprehensive income included an unrealized gain of $58 million, $39 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $50 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The average locked-in rate is 5.032% and the Company can settle these treasury locks anytime up to their expiration in June 2004. These derivatives are being accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Upon the issuance of debt, any gain or loss accumulated in other comprehensive income will be recorded into income, as a component of interest expense, over the term of the debt based on the interest payment schedule. Accumulated other comprehensive income at March 31, 2004 included an unrealized loss of $15 million, $10 million after tax, related to these derivative instruments.

Note 7 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2004 and 2003, the components of net periodic benefit cost (income) for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

In millions Three months ended March 31,	2004	2003

Service cost	$26	$24
Interest cost	176	179
Amortization of net transition obligation	-	5
Amortization of prior service cost	5	5
Expected return on plan assets	(208)	(205)

Net periodic benefit cost (income)	$(1)	$8

(b) Components of net periodic benefit cost for post-retirement benefits

In millions Three months ended March 31,	2004	2003

Service cost	$5	$3
Interest cost	8	6
Amortization of prior service cost	1	1
Recognized net actuarial loss	-	1

Net periodic benefit cost	$14	$11

For the 2004 funding year, the Company expects to make total contributions of $93 million for all its defined benefit plans of which $4 million have been made at March 31, 2004. Contributions are normally made in the 30-day period following the end of a quarter.

Note 8 – Major commitments and contingencies

A. Commitments

As at March 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $201 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $25 million.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2004, the Company had aggregate reserves for personal injury and other claims of $592 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or that the Company’s liquidity will not be adversely impacted.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at March 31, 2004, the Company had aggregate accruals for environmental costs of $81 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2004, the maximum exposure in respect of these guarantees was $78 million. The Company has issued guarantees for which the carrying value at March 31, 2004 was $1 million. As at March 31, 2004, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2004, the maximum potential liability under these guarantees was $418 million of which $337 million was for workers’ compensation and other employee benefits and $81 million was for equipment under leases and other. During the first quarter of 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at March 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans, including other pension plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

In the first quarter of 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended March 31

	2004	2003

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$0.74	$0.70
Cumulative effect of change in accounting policy	–	0.16

Net income	$0.74	$0.86

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$0.73	$0.69
Cumulative effect of change in accounting policy	-	0.16

Net income	$0.73	$0.85

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended March 31

	2004	2003

(In millions)	(Unaudited)

Weighted-average shares outstanding	284.5	292.9
Dilutive effect of stock options	4.3	3.3

Weighted-average diluted shares outstanding	288.8	296.2

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The Company also prepares financial statements in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP. The financial statements prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended March 31

	2004	2003

	(Unaudited)

Revenues	$1,438	$1,496

Operating expenses
Labor and fringe benefits	424	479
Purchased services and material	190	216
Depreciation and amortization	123	126
Fuel	122	127
Equipment rents	63	78
Casualty and other	107	129

Total expenses	1,029	1,155

Operating income	409	341

Interest expense	(72)	(85)

Other income (loss)	(13)	4

Income before income taxes	324	260

Income tax expense	(105)	(80)

Net income	$219	$180

Earnings per share

Basic	$0.77	$0.61

Diluted	$0.76	$0.61

Weighted-average number of shares

Basic	284.5	292.9

Diluted	288.6	296.2

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	March 31 2004	December 31 2003	March 31 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$175	$130	$84
Accounts receivable	519	529	706
Material and supplies	155	120	160
Deferred income taxes	126	125	126
Other	200	188	181

	1,175	1,092	1,257

Properties	15,289	15,158	16,160
Other assets and deferred charges	766	900	834

Total assets	$17,230	$17,150	$18,251

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,311	$1,366	$1,456
Current portion of long-term debt	149	483	949
Other	67	73	79

	1,527	1,922	2,484

Deferred income taxes	3,460	3,365	3,625
Other liabilities and deferred credits	1,198	1,208	1,268
Long-term debt	4,367	4,175	4,544

Shareholders' equity:
Common shares	3,552	3,530	3,488
Contributed surplus	166	166	170
Currency translation	(26)	(38)	48
Retained earnings	2,986	2,822	2,624

	6,678	6,480	6,330

Total liabilities and shareholders' equity	$17,230	$17,150	$18,251

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Operating activities

Net income	$219	$180
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	124	128
Deferred income taxes	60	62
Equity in earnings of English Welsh and Scottish Railway	5	(14)
Other changes in:
Accounts receivable	8	1
Material and supplies	(35)	(37)
Accounts payable and accrued charges	(66)	(30)
Other net current assets and liabilities	(29)	(11)
Other	19	29

Cash provided from operating activities	305	308

Investing activities
Net additions to properties	(125)	(73)
Other, net	141	(5)

Cash provided from (used by) investing activities	16	(78)

Dividends paid	(55)	(49)

Financing activities
Issuance of long-term debt	491	1,316
Reduction of long-term debt	(726)	(1,087)
Issuance of common shares	14	11
Repurchase of common shares	–	(362)

Cash used by financing activities	(221)	(122)

Net increase in cash and cash equivalents	45	59
Cash and cash equivalents, beginning of period	130	25

Cash and cash equivalents, end of period	$175	$84

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended March 31

In millions	2004	2003

Net income – U.S. GAAP	$210	$252
Adjustments in respect of:
Property capitalization, net of depreciation	19	(34)
Stock-based compensation cost	(5)	1
Income tax expense on current period adjustments	(5)	9

Income before cumulative effect of change in accounting policy	219	228
Cumulative effect of change in accounting policy (net of applicable taxes)	–	(48)

Net income – Canadian GAAP	$219	$180

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars are capitalized.

This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

In millions	March 31 2004	December 31 2003	March 31 2003

Current assets - U.S. GAAP	$1,227	$1,127	$1,282
Derivative instruments	(50)	(33)	(25)
Other	(2)	(2)	–

Current assets - Canadian GAAP	$1,175	$1,092	$1,257

Properties - U.S. GAAP	$18,421	$18,305	$19,018
Property capitalization, net of depreciation	(3,057)	(3,072)	(2,783)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$15,289	$15,158	$16,160

Other assets and deferred charges - U.S. GAAP	$774	$905	$837
Derivative instruments	(8)	(5)	(2)
Intangible asset	–	–	(1)

Other assets and deferred charges - Canadian GAAP	$766	$900	$834

Current liabilities - U.S. GAAP	$1,542	$1,922	$2,484
Derivative instruments	(15)	-	-

Current liabilities - Canadian GAAP	$1,527	$1,922	$2,484

Deferred income tax liability - U.S. GAAP	$4,642	$4,550	$4,651
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	5	(133)	(9)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	14	15	(5)
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(14)	(12)	(9)
Income tax rate enactments	38	38	86
Other	(4)	(5)	(4)

Deferred income tax liability - Canadian GAAP	$3,460	$3,365	$3,625

Other liabilities and deferred credits - U.S. GAAP	$1,248	$1,258	$1,334
Stock-based compensation	(20)	(20)	(28)
Minimum pension liability	(30)	(30)	(38)

Other liabilities and deferred credits - Canadian GAAP	$1,198	$1,208	$1,268

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	March 31 2004	December 31 2003	March 31 2003

Capital stock - U.S. GAAP	$4,682	$4,664	$4,668
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(13)	(17)	(37)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	136

Capital stock - Canadian GAAP	$3,552	$3,530	$3,488

Contributed surplus - U.S. GAAP	$–	$–	$–
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(20)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$170

Accumulated other comprehensive loss - U.S. GAAP	$(111)	$(129)	$(13)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	60	63	23
Derivative instruments, net of applicable taxes	(29)	(26)	(18)
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24

Currency translation - Canadian GAAP	$(26)	$(38)	$48

Retained earnings - U.S. GAAP	$4,052	$3,897	$3,469
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	9	(232)	(24)
Share repurchase program	(138)	(138)	(116)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$2,986	$2,822	$2,624

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three months ended March 31, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

For the three months ended March 31, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase and decrease by $53 million, respectively, due to the difference in the Company’s Property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31

	2004	2003

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,385	1,449
Gross ton miles (GTM) (millions)	77,953	76,109
Revenue ton miles (RTM) (millions)	41,774	39,912
Carloads (thousands)	1,002	1,038
Route miles (includes Canada and the U.S.)	17,544	17,618
Employees (end of period)	21,424	21,578
Employees (average during period)	21,219	21,528

Productivity
Operating ratio (%)	72.5	75.0
Freight revenue per RTM (cents)	3.32	3.63
Freight revenue per carload ($)	1,382	1,396
Operating expenses per GTM (cents)	1.34	1.47
Labor and fringe benefits expense per GTM (cents)	0.54	0.60
GTMs per average number of employees (thousands)	3,674	3,535
Diesel fuel consumed (U.S. gallons in millions)	95	93
Average fuel price ($/U.S. gallon)	1.20	1.30
GTMs per U.S. gallon of fuel consumed	821	818

Safety indicators
Injury frequency rate per 200,000 person hours	2.6	2.9
Accident rate per million train miles	1.4	1.7

Financial ratios
Debt to total capitalization ratio (% at end of period)	34.4	40.3

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

	2004	2003	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals	7,980	8,138	(2%)
Metals and minerals	3,808	3,315	15%
Forest products	8,565	8,113	6%
Coal	3,637	3,566	2%
Grain and fertilizers	9,960	8,624	15%
Intermodal	6,990	7,309	(4%)
Automotive	834	847	(2%)

	41,774	39,912	5%
Freight revenue / RTM (cents)
Total freight revenue per RTM	3.32	3.63	(9%)
Business units:
Petroleum and chemicals	3.32	3.56	(7%)
Metals and minerals	3.52	3.80	(7%)
Forest products	3.58	3.91	(8%)
Coal	1.84	2.08	(12%)
Grain and fertilizers	2.55	2.71	(6%)
Intermodal	3.26	3.63	(10%)
Automotive	15.59	16.88	(8%)

Carloads (thousands)
Petroleum and chemicals	157	156	1%
Metals and minerals	96	91	5%
Forest products	146	146	-
Coal	122	126	(3%)
Grain and fertilizers	141	134	5%
Intermodal	261	308	(15%)
Automotive	79	77	3%

	1,002	1,038	(3%)
Freight revenue / carload (dollars)
Total freight revenue per carload	1,382	1,396	(1%)
Business units:
Petroleum and chemicals	1,688	1,859	(9%)
Metals and minerals	1,396	1,385	1%
Forest products	2,103	2,171	(3%)
Coal	549	587	(6%)
Grain and fertilizers	1,801	1,746	3%
Intermodal	874	860	2%
Automotive	1,646	1,857	(11%)

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Three months ended March 31

In millions	2004	2003

Cash provided from operating activities	$305	$361
Less:
Net capital expenditures	(125)	(121)
Other investing activities	141	(10)
Dividends paid	(55)	(49)

Cash provided before financing activities	266	181

Adjustment:
Decrease in accounts receivable sold	6	-

Free cash flow	$272	$181

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2004 Interim Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety, and developing and recognizing employees.

FINANCIAL RESULTS

First quarter 2004 compared to first quarter 2003

The Company recorded consolidated net income of $210 million ($0.74 per basic share or $0.73 per diluted share) for the quarter ended March 31, 2004 compared to $252 million ($0.86 per basic share or $0.85 per diluted share) in the first quarter of 2003.

The Company’s operating income was $395 million for the three months ended March 31, 2004 compared to $374 million in the first quarter of 2003, an increase of $21 million, or 6%. The operating ratio, defined as operating expenses as a percentage of revenues, was 72.5% in the current quarter compared to 75.0% in the first quarter of 2003, a 2.5-point betterment.

The Company’s results in the first quarter of 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”

Excluding the 2003 cumulative effect of change in accounting policy, consolidated net income for the first quarter of 2004 increased by $6 million, or 3%.

The current quarter was affected by the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. The stronger Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $120 million, $40 million and $20 million, respectively. Also impacting the current quarter’s results was a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”). The strike, which lasted one month, negatively impacted first-quarter 2004 operating income and net

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

income by an estimated $35 million and $24 million, respectively.

Revenues

Three months ended March 31,	2004	2003	%Δ

Total revenues (millions)	$1,438	$1,496	(4%)
Freight:
Revenues (millions)	$1,385	$1,449	(4%)
RTMs (millions)	41,774	39,912	5%
Revenue/RTM (cents)	3.32	3.63	(9%)

Revenues for the quarter ended March 31, 2004 totaled $1,438 million compared to $1,496 million during the same period in 2003. The decrease of $58 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue and lost Intermodal revenue as a result of the CAW strike. Partially offsetting these losses were increased Canadian grain, forest products, and metals and minerals volumes. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 5% relative to 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 9% when compared to 2003, reflecting the higher Canadian dollar and an increase in the average length of haul.

Petroleum and chemicals

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$265	$290	(9%)
RTMs (millions)	7,980	8,138	(2%)
Revenue/RTM (cents)	3.32	3.56	(7%)

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. For the quarter ended March 31, 2004, revenues for this business unit decreased by $25 million, or 9%, when compared to the same period in 2003. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher offshore demand for Canadian sulfur, an increase in chemical shipments including a new plant start-up, and freight rate improvements in several commodity segments. Revenue per revenue ton mile decreased by 7% from 2003 due to the stronger Canadian dollar partially offset by a decrease in the average length of haul.

Metals and minerals

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$134	$126	6%
RTMs (millions)	3,808	3,315	15%
Revenue/RTM (cents)	3.52	3.80	(7%)

The metals and minerals business unit consists of nonferrous base metals, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the quarter ended March 31, 2004, revenues for this business unit increased by $8 million, or 6%, when compared to the same period in 2003. The increase was due to higher volumes of iron ore largely from new business, increased shipments of raw materials, metal bars and pipes and freight rate improvements in several commodity segments. These gains were partly offset by the translation impact of the stronger Canadian dollar. Despite a positive change in traffic mix, revenue per revenue ton mile decreased by 7% from 2003 due to the stronger Canadian dollar.

Forest products

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$307	$317	(3%)
RTMs (millions)	8,565	8,113	6%
Revenue/RTM (cents)	3.58	3.91	(8%)

The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels traffic, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the quarter ended March 31, 2004, revenues for this business unit decreased by $10 million, or 3%, when compared to the same period in 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by continued solid demand for lumber, strong western Canadian woodpulp shipments, new panel traffic and freight rate improvements. Revenue per revenue ton mile decreased by 8% from 2003 due to the stronger Canadian dollar which more than offset the positive change in traffic mix and the improvement in pricing.

Coal

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$67	$74	(9%)
RTMs (millions)	3,637	3,566	2%
Revenue/RTM (cents)	1.84	2.08	(12%)

The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. For the quarter ended March 31, 2004, revenues for this business unit decreased by $7 million, or 9%, when compared to the same period in 2003. The decrease, due to the translation impact of the stronger Canadian dollar and Canadian mine closures, was partially offset by an increase in coal shipments to U.S. utilities. Revenue per revenue ton mile decreased by 12% from 2003 mainly due to the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$254	$234	9%
RTMs (millions)	9,960	8,624	15%
Revenue/RTM (cents)	2.55	2.71	(6%)

The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat, and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the quarter ended March 31, 2004, revenues for this business unit increased by $20 million, or 9%, when compared to the same period in 2003. The increase was mainly due to higher Canadian wheat and barley exports, increased shipments of canola products, and increased U.S. export corn shipments. The translation impact of the stronger Canadian dollar and lower U.S. soybean shipments partially offset these increases. Revenue per revenue ton mile decreased by 6% from 2003 due to the stronger Canadian dollar and an increase in the average length of haul.

Intermodal

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$228	$265	(14%)
RTMs (millions)	6,990	7,309	(4%)
Revenue/RTM (cents)	3.26	3.63	(10%)

The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic and trade conditions. For the quarter ended March 31, 2004, revenues for this business unit decreased by $37 million, or 14%, when compared to the same period in 2003. The decrease was mainly due to lost revenues resulting from the month long CAW strike in the first quarter of 2004 and reduced traffic in the domestic segment due to the closure of the Company’s smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 10% from 2003 due to an increase in the average length of haul and the impact of the stronger Canadian dollar.

Automotive

Three months ended March 31,	2004	2003	%Δ

Revenues (millions)	$130	$143	(9%)
RTMs (millions)	834	847	(2%)
Revenue/RTM (cents)	15.59	16.88	(8%)

The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the quarter ended March 31, 2004, revenues for this business unit decreased by $13 million, or 9%, when compared to the same period in 2003. The decrease was primarily due to the translation impact of the stronger Canadian dollar, partially offset by increased shipments of automotive parts. Revenue per revenue ton mile decreased by 8% from 2003 mainly due to the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2004, total operating expenses amounted to $1,043 million compared to $1,122 million in the same quarter of 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower labor and fringe benefits expenses and equipment rents. Partly offsetting these decreases were higher depreciation and amortization expenses and the impact of higher fuel prices on fuel expense. The month-long CAW strike had a minimal impact on operating expenses as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions Three months ended March 31,	2004		2003

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$419	29.1%	$454	30.3%
Purchased services and material	190	13.2%	200	13.4%
Depreciation and amortization	142	9.9%	143	9.6%
Fuel	122	8.5%	127	8.5%
Equipment rents	63	4.4%	77	5.1%
Casualty and other	107	7.4%	121	8.1%

Total	$1,043	72.5%	$1,122	75.0%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. In the first quarter of 2004, these expenses decreased by $35 million, or 8%, when compared to the same period in 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar, wage and benefits savings during the CAW strike and lower pension expense. Partly offsetting these factors were higher costs due to general wage increases.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. In the first quarter of 2004, these expenses decreased by $10 million, or 5%, when compared to the same period in 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar, lower expenses for operating joint facilities and lower discretionary spending, reflecting the Company’s continued focus on cost containment. Partly offsetting the decrease were higher repair and maintenance expenses for locomotives and freight cars and increased security and legal costs related to the CAW strike.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. In the first quarter of 2004, these expenses decreased by $1 million, or 1%, when compared to the same period in 2003. Increased depreciation related to net capital additions was more than offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. In the first quarter of 2004, these expenses decreased by $5 million, or 4%, when compared to the same period in 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar, which more than offset the increase in the average price per gallon, net of the impact of the hedging program, and higher volumes in the first quarter of 2004.

Equipment rents: Equipment rents include rental expenses for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. In the first quarter of 2004, these expenses decreased by $14 million, or 18%, when compared to the same period in 2003. The decrease was due to the translation impact of the stronger Canadian dollar and a reduction in net car hire expense as a result of rate reductions on intermodal equipment and higher car hire income.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. In the first quarter of 2004, these expenses decreased by $14 million, or 12%, when compared to the same period in 2003. The decrease was mainly due to lower expenses for personal injury claims and provincial capital taxes and the translation impact of the stronger Canadian dollar. Partly offsetting the decrease were higher travel-related expenses, due in large part to the CAW strike, and increased claims for merchandise and damaged equipment.

Other

Interest expense: Interest expense decreased by $13 million to $72 million for the quarter ended March 31, 2004 when compared to the same period in 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income (loss): In the first quarter of 2004, the Company recorded a loss of $13 million compared to income of $4 million for the same period in 2003. The decrease was due to lower income from the Company’s equity investment in English Welsh and Scottish Railway (EWS) as a result of a restructuring and capital reorganization plan in EWS.

Income tax expense: The Company recorded income tax expense of $100 million for the quarter ended March 31, 2004 compared to $89 million for the same period in 2003. The effective tax rate for the three months ended March 31, 2004 and 2003 was 32.3% and 30.4%, respectively. The increase was mainly due to net favorable adjustments recorded in 2003 relating to the resolution of matters pertaining to prior years’ income taxes.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $305 million for the three months ended March 31, 2004 compared to $361 million for the same period in 2003. Net cash receipts from customers and others were $1,404 million in the first quarter of 2004 compared to $1,556 million in the same period of 2003. Payments for employee services, suppliers and other expenses were $933 million for the three months ended March 31, 2004, a decrease of $33 million from the comparative 2003 quarter. Also consuming cash in the three-month period ended March 31, 2004, were payments for interest, workforce reductions and personal injury and other claims of $74 million, $32 million and $36 million, respectively, compared to $82 million, $48 million and $38 million, respectively in 2003. In 2004, pension contributions and payments for income taxes were $4 million and $20 million, respectively, compared to $3 million and $58 million, respectively in 2003.

As at March 31, 2004, the Company had outstanding information technology service contracts of $25 million.

Investing activities: Cash provided from investing activities was $16 million in the first quarter of 2004 compared to a use of cash of $131 million in the same quarter of 2003. The first quarter of 2004 included proceeds of $141 million from the EWS capital reorganization. Net capital expenditures were $125 million, an increase of $4 million over the comparable quarter in 2003. The following table details capital expenditures for the first quarter of 2004 and 2003.

	Three months ended March 31

In millions	2004	2003

Rail infrastructure	$103	$79
Rolling stock (a)	57	33
Information technology and other	13	24

	$173	$136

(a)	Includes capital leases of $48 million and $15 million in 2004 and 2003, respectively.

The Company expects that its capital expenditures will be approximately $1,200 million in 2004, an increase from 2003, due to the acquisition of additional locomotives in 2004. Capital expenditures include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

As at March 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $201 million ($211 million at December 31, 2003).

Dividends: The Company paid a quarterly dividend of $0.195 per share amounting to $55 million for the current quarter compared to $0.167 per share for a total of $49 million for the same period in 2003.

Free cash flow

The Company generated $272 million of free cash flow for the quarter ended March 31, 2004, compared to $181 million for the same 2003 period. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

	Three months ended March 31

In millions	2004	2003

Cash provided from operating activities	$305	$361

Less:
Net capital expenditures	(125)	(121)
Other investing activities	141	(10)
Dividends paid	(55)	(49)

Cash provided before financing activities	266	181

Adjustment:
Decrease in accounts receivable sold	6	--

Free cash flow	$272	$181

Financing activities: Cash used by financing activities totaled $221 million for the quarter ended March 31, 2004 compared to $122 million for the same period in 2003. In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In the first quarter of 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

In 2003, the Company used $656 million to repurchase 10.0 million common shares under the share repurchase program of which 5.8 million common shares were repurchased in the first quarter of 2003 for $362 million. During the first quarter of 2004, the Company recorded $48 million in capital lease obligations ($15 million for the comparable 2003 period) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 were entirely repaid in the first quarter of 2004. As at March 31, 2004, letters of credit under the revolving credit facility amounted to $324 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at March 31, 2004, the Company had outstanding borrowings of U.S.$280 million (Cdn$366 million) under the commercial paper program.

Shelf registration statement

As at March 31, 2004, the Company has a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2004:

	Total	2004	2005	2006	2007	2008	2009 &
(In millions)							thereafter

Long-term debt obligations (a)	$3,732	$27	$515	$334	$66	$228	$2,562
Capital lease obligations (b)	1,159	116	110	78	120	44	691
Operating lease obligations	835	136	148	129	112	79	231
Purchase obligations (c)	226	166	56	4	--	--	--

Total obligations	$5,952	$445	$829	$545	$298	$351	$3,484

(a)	Excludes capital lease obligations of $784 million.
(b)	Includes $375 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.5%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company intends to finance the acquisitions announced in the fourth quarter of 2003 through a combination of cash flow from operations and the issuance of additional debt.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At March 31, 2004, pursuant to the agreement, $444 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies of the Company’s interim Consolidated Financial Statements.

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion, to be financed by cash on hand and debt.

The Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million, to be financed by cash on hand and debt.

As of April 2004, the Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. The Company expects that the transaction will close in mid-May 2004.

If the BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the dates of acquisition.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2003, as well as the effect of changes to these estimates, can be found on pages 42 to 45 of the Company’s 2003 Annual Report and has not changed materially since December 31, 2003. As at March 31, 2004 and December 31 and March 31, 2003, the Company had the following amounts outstanding:

	March 31 2004	December 31 2003	March 31 2003

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$413	$411	$348
Provision for personal injury and
other claims	592	590	637
Provision for environmental costs	81	83	97
Net deferred income tax provision	4,516	4,425	4,525
Accrued benefit cost for
post-retirement benefits other than
pensions	296	290	282
Properties	18,421	18,305	19,018

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include those set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely affected by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce
 Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of March 2004, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before the conciliation process is completed, a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW, rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by an estimated $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of March 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA) (now the Canada Border Security Agency (CBSA)), requiring advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At March 31, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 158 million U.S. gallons at an average price of U.S.$0.64 per U.S. gallon, 37% of the estimated 2005 fuel consumption, representing approximately 141 million U.S. gallons at an average price of U.S.$0.69 per U.S. gallon, and 2% of the estimated 2006 fuel consumption, representing 9 million U.S. gallons at an average price of U.S.$0.75 per U.S. gallon.

For the three months ended March 31, 2004, the Company realized an $18 million gain from its fuel hedging activities compared to a $19 million gain in the comparative quarter of 2003.

Other comprehensive income for the quarters ended March 31, 2004 and 2003 included an unrealized gain of $20 million, $14 million after tax, and an unrealized loss of $3 million, $2 million after tax, respectively.

At March 31, 2004, Accumulated other comprehensive income included an unrealized gain of $58 million, $39 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $50 million relates to derivative instruments that will mature within the next twelve months.

Interest rate

In anticipation of future debt issuances the Company entered into treasury lock transactions in the first quarter of 2004 for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The average locked-in rate is 5.032% and the Company can settle these treasury locks anytime up to their expiration in June 2004. The rates do not include a credit spread, which will be determined at the time of the actual debt issuance and will be included in the all-in interest rate of the debt.

Other comprehensive income for the three months ended March 31, 2004 and Accumulated other comprehensive income at March 31, 2004 included an unrealized loss of $15 million, $10 million after tax, representing the fair value of these treasury locks.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain. In the first quarter of 1998, a severe ice storm hit eastern Canada, which

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the first quarter ending March 31, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
April 21, 2004

Item 3

Investor Services
Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-564-6253
Facsimile 1-866-249-7775
Email: caregistryinfo@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Sean Finn
Senior Vice-President, Chief Legal Officer and Corporate Secretary
Canadian National
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares
1st Quarter 2004 Report - Quarterly Review

Dear Mr. Finn,

This letter will serve to confirm that on April 29, 2004 the following material was sent by prepaid mail to each registered shareholder of the above Corporation who requested to receive reports:

          - 2004 1st Quarter Report- Quarterly Review

In addition, copies of the above-mentioned material were sent by prepaid mail on April 29, 2004, to beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Stock Transfer Services

Item 4

     Statement of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2004

(s) E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

     Statement of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2004

(s) Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer